
CAVALCANTI
HÜME
FUNFER INC
www.chfir.com

TORONTO
800, 6 Adelaide St. East
Toronto, ON. M5C.1H6
Tel: 416.868.1079
Fax: 416.868.6198

CALGARY
900, 805 8 Ave. SW
Calgary, AB. T2P.1H7
Tel: 403.541.1225
Fax: 403.410.7217

03 AUG 12 AM 7:21

**Exemption number 82-4644**

Wednesday, August 6, 2003


03029231

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

Parkland Industries

SUPPL

Dear Mr. Dudek:

Herewith a Parkland Income Fund press release (Parkland Income Fund Achieved a New Record for the Six Months ended June 30, 2003 – August 6, 2003), to be filed as required by Rule 12g3-2(b).

Kind regards,

Brenda Orser

Brenda Orser
Account Manager

PROCESSED
AUG 18 2003
THOMSON FINANCIAL

Encl.

dw 8/12

03 12 AM 7:21

**FOR IMMEDIATE RELEASE: Wednesday, August 6, 2003**

**PARKLAND INCOME FUND ACHIEVED A NEW RECORD FOR THE SIX MONTHS ENDED JUNE 30, 2003**

Red Deer, August 6, 2003 – Parkland's business performance in the second quarter continued to be positive and we are pleased with the strong year to date performance and momentum being carried into the second half of 2003.

Parkland's EBITDA set a new record for performance in the first six months of any calendar year in its history. Fuel volume growth, margins consistent with expectations and increasing contributions from convenience store merchandise sales delivered strong financial results and provided a platform to meet targeted distributions for the balance of the 2003 calendar year.

We look forward to continuing to serve our key stakeholders – our fuel and convenience store customers and our Unitholders. We appreciate the support and loyalty of our customers as well as our employees, operators and suppliers as partners in our ongoing success.

**Consolidated Financial Highlights**

| | Three Months Ended June 30 | | | Six Months Ended June 30 | | |
|---|---|---|---|---|---|---|
| | **2003** | 2002 | 2001 | **2003** | 2002 | 2001 |
| Sales Volumes, Refined Products (Millions of Litres) | **262** | 232 | 246 | **474** | 422 | 450 |
| Revenue (Millions) | **$140.3** | $123.2 | $134.6 | **$268.9** | $211.5 | $ 240.7 |
| EBITDA* (000's) | **$8,398** | $8.020 | $9,630 | **$13,301** | $11,007 | $11,656 |
| Per Unit – Basic | **$ 0.69** | $ 0.73 | $ 0.88 | **$ 1.10** | $ 1.00 | $ 1.07 |
| Per Unit - Diluted | **$ 0.69** | $ 0.73 | $ 0.84 | **$ 1.09** | $ 1.00 | $ 1.02 |
| Net Earnings (000's)** | **$6,175** | $3,908 | $4,752 | **$ 9,180** | $ 4,681 | $ 4,488 |
| Per Unit – Basic | **$ 0.51** | $ 0.35 | $ 0.44 | **$ 0.76** | $ 0.42 | $ 0.41 |
| Per Unit – Diluted | **$ 0.51** | $ 0.35 | $ 0.43 | **$ 0.75** | $ 0.42 | $ 0.39 |

* EBITDA is not a defined measure under Canadian Generally Accepted Accounting Principles (GAAP). In this document, EBITDA means earnings before Interest Expense, Income Taxes, Depreciation and Amortization.

** In 2003, Parkland operated as a Fund with no income tax provision. In 2002 and 2001, Parkland operated as a corporation and accordingly income taxes were deducted in arriving at cash flow and net earnings amounts. Per Unit amounts in 2002 and 2001 have been adjusted to reflect the effective 2 for 1 exchange in the conversion process.

Suite 236 Riverside Office Plaza, 4919-59 Street, Red Deer, Alberta T4N 6C9 Telephone: (403) 357-6405 Fax: (403) 346-3015

**Three Months Ended June 30, 2003**

Sales volumes of refined products increased by 12% over the prior year to 262 million litres as wholesale volumes were strong and the Fund added new accounts. Revenue rose by 14% to $140 million from $123 million year over year due to higher volumes and a 41% increase in convenience store merchandise sales.

EBITDA increased 5% over the prior year driven by higher revenues and lower marketing, general and administrative expenses partially offset by forecasted lower margins. Marketing, general and administrative expenses were lower by 4% as a result of lower marketing and promotion expenditures and because 2002 expenses included costs associated with the conversion to the Income Trust. Partially offsetting these reductions were higher convenience store operating costs linked to new store openings and higher site maintenance costs associated with our Fas Gas Plus program.

The Fund's financial position remained consistent, with cash and net working capital balances relatively similar at June 30, 2003 compared to December 31, 2002. The Fund has available a $15.0 million operating line of credit and maintains positive cash balances on a daily average basis throughout each month. Long-term debt of $12.8 million was consistent with the balance at the end of December, 2002, and Parkland's long-term debt ratio was a conservative 0.45 times trailing 12 months EBITDA.

During the second quarter, the Blood Tribe made meaningful progress toward the purchase of the Fund's refinery at Bowden, Alberta. The Tribe obtained an Approval in Principle from Indian and Northern Affairs Canada for the creation of a reserve on the refinery site. The Tribe is now working on the final condition to the transaction which is to obtain confirmation of the Tribe's exemption from excise tax obligations. Although this transaction would be positive, the Fund does not control the timing or certainty of the sale. Completion of the sale of the refinery is not required to deliver targeted distributions.

**Six Months Ended June 30, 2003**

Sales volumes of refined products increased 12% over the prior year on the strength of increased wholesale volumes. Revenue increased by $57 million or 27% driven by higher volume, higher crude oil prices and higher merchandise sales from our convenience store operations.

EBITDA increased 21% over the prior year as a result of higher fuel volumes, stronger gross margins and higher merchandise sales.

During the first six months of 2003, the Fund took steps to reduce its cost of maintaining the Bowden Refinery in a state of readiness to restart as and when the sale to the Blood Tribe is completed. This resulted in additional expenses of $ 0.8 million in the first 6 months of 2003 but sets the stage for ongoing annual expense reductions of $0.8 million.

## Distributions

Parkland converted the business previously reported as Parkland Industries Ltd. into Parkland Income Fund effective June 28, 2002. Cash distributions have been paid monthly since August 15, 2002 at the rate of $0.14 per unit per month or $1.68 on an annualized basis. For a full year, these distributions would total $20.4 million based on 12,128,095 units outstanding at June 30, 2003, or $5.1 million on a quarterly basis.

As expected, the cash available for distributions in the second quarter exceeded the total of the actual cash distributions for the three months ended June 30, 2003. In the six month period ending June 30, 2003, the cash available for distributions exceeded cash distributed by $1.1 million. This performance provides a strong base for the continuation of distributions at planned levels throughout the 2003 year.

## Cash Available for Distribution

| For the period ended June 30, 2003 (000's) | Three Months | Six Months |
|---|---|---|
| EBITDA | $ 8,398 | $ 13,301 |
| Maintenance Capital Expended | (1,355) | (1,512) |
| Capital Taxes and Interest | (329) | (487) |
| Cash Available for Distribution | $6,714 | $ 11,303 |
| Cash Distributed | $(5,091) | $(10,186) |
| Distributable Cash Surplus | $1,623 | $ 1,117 |

The Fund has adopted a consistent and level monthly distribution policy despite the seasonal nature of the business. The Trustees and Directors review distribution levels quarterly and would increase or decrease distributions or declare special distributions based upon current performance, historical and future trends in the business and the expected sustainability of those trends. The Trustees and Directors have decided to maintain distributions at current levels.

## Outlook

The Fund is confident that the outlook remains positive for the balance of 2003 and that cash generated by operations, after allowing for normal maintenance capital expenditures, capital taxes and interest, will meet or exceed the targeted distributions to Unitholders. We will continue our Fas Gas Plus site maintenance program which will be funded through a combination of maintenance expense and maintenance capital. We will continue to execute our $3.0 million maintenance capital program over the course of 2003. As to growth plans for 2003, Parkland continues to be committed to internal growth through investing $3.0 to 4.0 million in growth capital in our convenience stores and merchandise business as well as selectively acquiring or operating additional fuel sites in non-urban areas. Although not required to support targeted distributions, management will continue to assess acquisitions or alliances which will add cash flow and unitholder value.

## Distribution Reinvestment Plan

Effective March 31, 2003, Parkland Income Fund established a Distribution Reinvestment Plan

administered by Computershare Trust Company. Details are available from the Fund or from Computershare Trust Company.

**Fund Description**

The Fund is an unincorporated open-ended limited purpose trust established under the laws of the Province of Alberta. The Fund, together with the limited partnership that issued the exchangeable LP Units, own, directly, securities which collectively represent the right to receive cash flow available for distribution from the business formerly operated as Parkland Industries Ltd., after capital taxes, debt service payments, maintenance capital expenditures and other cash requirements.

Parkland Income Fund operates retail and wholesale fuels and convenience store businesses under its marketing brands Fas Gas, RT Fuels and Short Stop. Parkland has developed a strong market niche in western and northern Canada by focusing on non-urban markets.

Parkland Income Fund is listed on the TSX (PKI.UN).

*This report contains forward-looking statements, including references to cash generated by operations, unitholder distributions and capital expenditures. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity, competitive action by other companies; refining and marketing margins; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; changes in environmental and other regulations; and other factors, many of which are beyond the control of Parkland. These factors are discussed in greater detail in filings made by Parkland with the Canadian provincial securities commissions.*

- 30 -

For further information:


| | | |
|---|---|---|
| Red Deer: | Andrew B. Wiswell, President and C.E.O. | (403) 357-6400 |
| Red Deer: | John G. Schroeder, Vice President, Finance / CFO | (403) 357-6400 |
| Calgary: | Cathy Hume, Investor Relations | (403) 541-1225 |
| or Toronto | | (416) 868-1079 |

*(If you prefer to receive Company news releases via e-mail, please request at corpinfo@pkif.com)*

**Parkland Income Fund**
**Consolidated Bala ce Sheet**

| ($ Thousands)(Unaudited) | June 30, 2003 | December 31, 2002 |
|---|---|---|
| Assets | | |
| Current Assets | | |
| Cash | $ 2,360 | $ 2,647 |
| Accounts receivable | 21,039 | 15,511 |
| Inventories | 18,841 | 18,877 |
| Future income taxes | 132 | 134 |
| Prepaid expenses | 1,110 | 1,285 |
| | 43,482 | 38,454 |
| Other | 3,350 | 3,646 |
| Fixed Assets | 83,382 | 84,065 |
| | $ 130,214 | $ 126,165 |
| Liabilities | | |
| Current Liabilities | | |
| Accounts payable | $ 36,651 | $ 30,662 |
| Long-term debt - current portion | 3,879 | 4,661 |
| | 40,530 | 35,323 |
| Long-term Debt | 12,813 | 13,000 |
| Site Restoration Accrual | 242 | 245 |
| Future income taxes | 6,564 | 6,559 |
| | 60,149 | 55,127 |
| Unitholders' Capital | | |
| Class B Limited Partners' Capital | 31,772 | 32,654 |
| Unitholders' Capital | 38,293 | 38,384 |
| | 70,065 | 71,038 |
| | $ 130,214 | $ 126,165 |

**Parkland Income Fund**
**Consolidated Statement of Earnings**

| ($ Thousands)(Unaudited) | 3 Months ended June 30, 2003 | 2002 | 2001 | 6 Months ended June 30, 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|
| Net sales and operating revenues | $ 140,253 | $ 123,219 | $ 134,584 | $ 268,941 | $ 211,503 | $ 240,717 |
| Cost of sales and operating expenses | 120,314 | 103,173 | 114,055 | 233,113 | 178,717 | 209,613 |
| Gross margin | 19,939 | 20,046 | 20,529 | 35,828 | 32,786 | 31,104 |
| Expenses | | | | | | |
| Marketing, general and administrative | 11,541 | 12,027 | 10,899 | 22,527 | 21,780 | 19,448 |
| Amortization | 1,894 | 1,869 | 2,143 | 3,634 | 3,805 | 4,414 |
| Interest on long-term debt | 276 | 211 | 212 | 470 | 338 | 378 |
| | 13,711 | 14,107 | 13,254 | 26,631 | 25,923 | 24,240 |
| Earnings before income taxes | 6,228 | 5,939 | 7,275 | 9,197 | 6,863 | 6,864 |
| Income taxes | | | | | | |
| Current | 5 | 1,753 | 2,535 | 11 | 2,536 | 2,333 |
| Future | 48 | 279 | -12 | 6 | -354 | 43 |
| | 53 | 2,032 | 2,523 | 17 | 2,182 | 2,376 |
| Net earnings | $ 6,175 | $ 3,907 | $ 4,752 | $ 9,180 | $ 4,681 | $ 4,488 |

Per unit information: Note 1

**Parkland Income Fund**
***Consolidated Statement of Retained Earnings and Unitholders' Capital***

| ($ Thousands)(Unaudited) | 3 Months ended June 30, 2003 | 2002 | 2001 | 6 Months ended June 30, 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|
| Retained Earnings, beginning of period | $ 0 | $ 56,950 | $ 45,307 | $ 0 | $ 56,722 | $ 46,114 |
| Net earnings | 6,175 | 3,907 | 4,752 | 9,180 | 4,681 | 4,488 |
| Allocation to Class B Limited Partners | -2,816 | -33,772 | 0 | -4,198 | -33,772 | 0 |
| Allocation to Unitholders | -3,359 | -25,123 | 0 | -4,982 | -25,123 | 0 |
| Future tax recovery on reorganization | 0 | 897 | 0 | 0 | 897 | 0 |
| Reorganization Costs | 0 | -2,859 | 0 | 0 | -2,859 | 0 |
| Dividends paid | 0 | 0 | 0 | 0 | -546 | -543 |
| Retained earnings, end of period | 0 | 0 | 50,059 | 0 | 0 | 50,059 |
| | | | | | | |
| Class B Limited Partners' Capital | | | | | | |
| Balance, beginning of period | 31,522 | 0 | 0 | 32,653 | 0 | 0 |
| Allocation of retained earnings | 2,816 | 33,772 | 0 | 4,198 | 33,772 | 0 |
| Distribution to partners | -2,324 | -3,465 | 0 | -4,658 | -3,465 | 0 |
| Issued upon exchange of Common Shares | 0 | 12,645 | 0 | 0 | 12,645 | 0 |
| Exchanged for Fund Units | -242 | 0 | 0 | -421 | 0 | 0 |
| Balance, end of period | 31,772 | 42,952 | 0 | 31,772 | 42,952 | 0 |
| | | | | | | |
| Unitholders' Capital | | | | | | |
| Balance, beginning of period | 37,425 | 0 | 0 | 38,384 | 0 | 0 |
| Allocation of retained earnings | 3,359 | 25,123 | 0 | 4,982 | 25,123 | 0 |
| Unit option compensation | 14 | 0 | 0 | 14 | 0 | 0 |
| Units issued as special compensation | 0 | 500 | 0 | 0 | 500 | 0 |
| Fund Units issued | 20 | 0 | 0 | 20 | 0 | 0 |
| Distribution to unitholders | -2,767 | -2,578 | 0 | -5,528 | -2,578 | 0 |
| Issued upon exchange of Common Shares | 0 | 9,407 | 0 | 0 | 9,407 | 0 |
| Exchange of Limited Partnership Units | 242 | 0 | 0 | 421 | 0 | 0 |
| | 38,293 | 32,452 | 0 | 38,293 | 32,452 | 0 |
| Balance, end of period | $ 70,065 | $ 75,404 | $ 50,059 | $ 70,065 | $ 75,404 | $ 50,059 |

**Parkland Income Fund**
**Consolidated Statement of Cash Flows**

| ($ Thousands)(Unaudited) | 3 Months ended June 30, 2003 | 2002 | 2001 | 6 Months ended June 30, 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|
| Cash Provided By (used for) Operations | | | | | | |
| Net earnings | $ 6,175 | $ 3,907 | $ 4,752 | $ 9,180 | $ 4,681 | $ 4,488 |
| Add (deduct) non-cash items | | | | | | |
| Amortization | 1,894 | 1,869 | 2,143 | 3,634 | 3,805 | 4,414 |
| Future taxes | 50 | 278 | -80 | 6 | 501 | -80 |
| | | | | | | |
| Cash flow from operations | 8,119 | 6,054 | 6,815 | 12,820 | 8,987 | 8,822 |
| Net changes in non-cash working capital | 4,884 | 3,471 | 7,402 | 673 | 10,812 | 7,189 |
| Cash from operating activities | 13,003 | 9,525 | 14,217 | 13,493 | 19,799 | 16,011 |
| Financing Activities | | | | | | |
| Proceeds from long-term debt | 502 | 0 | 1,600 | 502 | 251 | 9,309 |
| Long-term debt repayments | -727 | -964 | -1,068 | -1,472 | -1,896 | -1,412 |
| Distributions to unitholders | -5,091 | -6,043 | 0 | -10,186 | -6,043 | 0 |
| Fund units issued | 34 | 0 | 0 | 34 | 0 | 0 |
| Proceeds of share issue | 0 | 4,706 | 21 | 0 | 5,390 | 234 |
| Reorganization Costs, net of tax | 0 | -2,859 | 0 | 0 | -2,859 | 0 |
| Repurchase of shares | 0 | 0 | -1 | 0 | -18 | -1 |
| Special Compensation units | 0 | 500 | 0 | 0 | 500 | 0 |
| Dividend Payments | 0 | 0 | 0 | 0 | -546 | -543 |
| Cash from(used for) financing activities | -5,282 | -4,660 | 552 | -11,122 | -5,221 | 7,587 |
| Investing activities | | | | | | |
| Investment in other assets | -84 | -91 | -1,084 | 296 | -351 | -1,106 |
| Purchase of fixed assets | -2,510 | -1,598 | -3,539 | -2,951 | -3,023 | -7,272 |
| Site restoration accrual | 1 | -39 | 0 | -3 | -39 | 0 |
| Cash (used for) investing activities | -2,593 | -1,728 | -4,623 | -2,658 | -3,413 | -8,378 |
| Increase (decrease) in cash | 5,128 | 3,137 | 10,146 | -287 | 11,165 | 15,220 |
| Cash and Cash equivalents, beginning of period* | -2,768 | 15,510 | -2,366 | 2,647 | 7,482 | -7,440 |
| Cash and Cash equivalents, end of period | $ 2,360 | $ 18,647 | $ 7,780 | 2,360 | 18,647 | 7,780 |

* Cash and Cash equivalents are the net of Cash and Bank Indebtedness

**Parkland Income Fund**
**Notes to Consolidated Financial Statements**
**June 30, 2003**

**Significant Accounting Policies**
The consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the most recent annual financial statements dated December 31, 2002. These financial statements should be read in conjunction with the annual financial statements and notes.

1. **Earnings per Unit**

| | 3 Months ended June 30, | | | 6 Months ended June 30, | | |
|---|---|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2003 | 2002 | 2001 |
| Net earnings ($Thousands) | $ 6,175 | $ 3,907 | $ 4,752 | $ 9,180 | $ 4,681 | $ 4,488 |
| Net earnings per unit - basic | $ 0.51 | $ 0.35 | $ 0.44 | $ 0.76 | $ 0.43 | $ 0.41 |
| Net earnings per unit - diluted | $ 0.51 | $ 0.35 | $ 0.43 | $ 0.75 | $ 0.43 | $ 0.39 |
| Units outstanding | 12,128,095 | 12,126,713 | 10,930,176 | 12,128,095 | 12,126,713 | 10,930,176 |

2. **Unit based compensation plan**
At June 30, 2003, the Fund has an Incentive Option and Unit Rights Distribution (UDR) plan under which the Fund may grant up to 1,000,000 Incentive Options and UDR's to Trustees, Directors, and officers, employees and consultants

*Effective January 2, 2003, 331,000 Incentive Options and UDR's were granted under the plan at the then current market price of* $12.45 per unit. The Fund accounts for its grants in accordance with the fair value based method of accounting for stock based compensation. The total cost to be reported is $82,750. The compensation cost that has been charged against income for the 6 months ended June 30, 2003 is $13,792.

## 3. Segmented Information

The Fund's operations are predominantly in fuel marketing in Western Canada. In recent years the Fund initiated operations in the convenience store indust

The convenience stores have been integrated into fuel marketing properties already owned by the Fund and all continue to market transportation fuels.
*Due to the amount of common operating and property costs, it is not practical to report these segments below their respective gross margins.*

| ($ Thousands) | | Fuel Marketing | | Merchandise | | Total |
|---|---|---|---|---|---|---|
| **3 months ended June 30, 2003** | | | | | | |
| Net sales and operating revenues | $ | 132,843 | $ | 7,410 | $ | 140,253 |
| Cost of Sales | | 114,628 | | 5,686 | | 120,314 |
| Gross Margin | $ | 18,215 | $ | 1,724 | $ | 19,939 |
| **3 months ended June 30, 2002** | | | | | | |
| Net sales and operating revenues | $ | 117,963 | $ | 5,256 | $ | 123,219 |
| Cost of Sales | | 99,511 | | 3,662 | | 103,173 |
| Gross Margin | $ | $18,452 | $ | $1,594 | $ | $20,046 |
| **3 months ended June 30, 2001** | | | | | | |
| Net sales and operating revenues | $ | 131,387 | $ | 3,197 | $ | 134,584 |
| Cost of Sales | | 111,658 | | 2,397 | | 114,055 |
| Gross Margin | $ | $19,729 | $ | $800 | $ | $20,529 |
| **6 months ended June 30, 2003** | | | | | | |
| Net sales and operating revenues | $ | 255,434 | $ | 13,507 | $ | 268,941 |
| Cost of Sales | | 222,908 | | 10,205 | | 233,113 |
| Gross Margin | $ | 32,526 | $ | 3,302 | $ | 35,828 |
| **6 months ended June 30, 2002** | | | | | | |
| Net sales and operating revenues | $ | 202,085 | $ | 9,418 | $ | 211,503 |
| Cost of Sales | | 171,994 | | 6,723 | | 178,717 |
| Gross Margin | $ | $30,091 | $ | $2,695 | $ | $32,786 |
| **6 months ended June 30, 2001** | | | | | | |
| Net sales and operating revenues | $ | 234,986 | $ | 5,731 | $ | 240,717 |
| Cost of Sales | | 205,288 | | 4,325 | | 209,613 |
| Gross Margin | $ | 29,698 | $ | 1,406 | $ | 31,104 |